UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PZENA INVESTMENT MANAGEMENT, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**20-8999751**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

120 West 45th Street, New York, New York 10036
(Address of Principal Executive Offices)
Registrant's telephone number, including area code: **(212) 355-1600**

Gary J. Bachman
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street, New York, New York 10036
Telephone: (212) 355-1600
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies of all correspondence to:

Richard B. Aftanas, Esq.	**Joan F. Berger**
Skadden, Arps, Slate, Meagher & Flom LLP	General Counsel
Four Times Square	Pzena Investment Management, Inc.
New York, New York 10036	120 West 45th Street, New York 10036

Approximate Date of Commencement of Proposed Sale to the Public:
From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one.)

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Per Share Offering Price(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Class A common stock, par value $0.01 per share	529,590	$6.15	$3,256,979	$444.25

(1) This Registration Statement registers 529,590 shares of Class A common stock of Pzena Investment Management, Inc. issuable upon exchange of an equivalent number of Class B units of Pzena Investment Management, LLC. This Registration Statement also relates to such additional shares of Class A common stock of Pzena Investment Management, Inc. as may be issued with respect to such shares of Class A common stock by way of a stock dividend, stock split or similar transaction.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act. The price per share and aggregate offering price are based on the average of the high and low sales prices of the Class A common stock on February 26, 2013, as reported on the New York Stock Exchange.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED FEBRUARY 28, 2013



PROSPECTUS

Up to 529,590 Shares of Class A Common Stock

Pzena Investment Management, Inc. may issue from time to time up to 529,590 shares of its Class A common stock, par value $0.01 per share, to holders of Class B units of Pzena Investment Management, LLC upon exchange of up to an equal number of such Class B units. We are organized under the laws of the State of Delaware and act as the sole managing member of Pzena Investment Management, LLC, a Delaware limited liability company. Of these 529,590 shares of Class A common stock, 456,152 would be issued upon exchange of an equal number of Class B units previously granted pursuant to the Pzena Investment Management, LLC Amended and Restated 2006 Equity Incentive Plan; and 73,438 would be issued upon exchange of an equal number of Class B units previously granted pursuant to the Pzena Investment Management, LLC Amended and Restated Bonus Plan.

The registration statement of which this prospectus is a part only registers the issuance of up to 529,590 shares of our Class A common stock upon the exchange by the holders of the equivalent number of Class B units. Any future resales by these holders of the shares received upon exchange may be made pursuant to an available exemption from registration under the Securities Act or a registration statement covering a secondary offering by these holders.

The registration of these shares does not necessarily mean that any holders will exchange their Class B units, which exchanges are subject to the restrictions set forth in the operating agreement of Pzena Investment Management, LLC. We will not receive any cash proceeds from the issuance of any of our shares of Class A common stock upon an exchange of Class B units, but we will acquire the Class B units exchanged for shares of our Class A common stock that we issue to an exchanging holder.

Our Class A common stock is traded on the New York Stock Exchange under the symbol "PZN." On February 26, 2013, the NYSE official closing price of our Class A common stock was $6.10 per share.

Investing in our Class A common stock involves a high degree of risk. See "Risk Factors" beginning on page 2 of this prospectus to read about factors you should consider before buying our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is   , 2013

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

We have not authorized anyone to provide you with information or to make any representations about anything not contained in this prospectus or the documents incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. We are only offering to issue, and only seeking offers to acquire, the shares of Class A common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date, regardless of the time and delivery of this prospectus or of any sale of the shares.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

Prior to the offering to which this prospectus relates, we commenced and subsequently abandoned a private offering in which we had offered to issue up to 4,098,774 shares of our Class A common stock upon the exchange by the holders of the equivalent number of Class B units, including the 529,590 Class B units referred to in this prospectus. We abandoned the private offering on March 5, 2012. We did not accept any offers to buy or indications of interest in the private offering. This prospectus supersedes any offering materials used in the private offering.

PZENA INVESTMENT MANAGEMENT, INC.

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and the documents that we incorporate by reference into this prospectus, before making an investment decision. As used in this prospectus, unless otherwise specified or the context requires otherwise, the terms "we" or "us" refer to Pzena Investment Management, Inc. and its subsidiaries.

Overview

We are the sole managing member of Pzena Investment Management, LLC, which is our operating company. Founded in late 1995, Pzena Investment Management, LLC is a value-oriented investment management firm. We believe that we have established a positive, team-oriented culture that enables us to attract and retain very qualified people. Over the past seventeen years, we have built a diverse, global client base of respected and sophisticated institutional investors, high net worth individuals and select third-party distributed mutual funds, for which we act as sub-investment adviser.

Company Information

Our principal executive office is located at 120 West 45th Street, New York, New York 10036 and our main telephone number is (212) 355-1600. Our website address is *www.pzena.com*. We do not incorporate by reference into this prospectus the information on our website, and you should not consider it as part of this prospectus.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risk factors described in "Part II—Item 1A—Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2011, which report is incorporated by reference herein, as such information may be amended or supplemented in our subsequently filed Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, and all other information contained in or incorporated by reference in this prospectus, before deciding to invest in our Class A common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements provide our current expectations, or forecasts, of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "ongoing," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the section entitled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2011, which report is incorporated by reference herein, as such information may be amended or supplemented in our subsequently filed Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statements to reflect circumstances or events after the date of this prospectus, or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the periodic and other reports we will file from time to time with the Securities and Exchange Commission, or SEC, after the date of this prospectus.

Forward-looking statements include, but are not limited to, statements about:

- our anticipated future results of operations and operating cash flows;

- our business strategies and investment policies;

- our financing plans and the availability of short- or long-term borrowing, or equity financing;

- our competitive position and the effects of competition on our business;

- potential growth opportunities available to us;

- the recruitment and retention of our employees;

- our expected levels of compensation for our employees;

- our potential operating performance, achievements, efficiency and cost reduction efforts;

- our expected tax rate;

- changes in interest rates;

- our expectation with respect to the economy, capital markets, the market for asset management services and other industry trends; and

- the impact of future legislation and regulation, and changes in existing legislation and regulation, on our business.

The reports that we file with the SEC, accessible on the SEC's website at *www.sec.gov*, identify additional factors that can affect forward-looking statements.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of any shares of our Class A common stock pursuant to this prospectus, but we will acquire the Class B units of Pzena Investment Management, LLC exchanged for the shares of our Class A common stock that we issue to an exchanging holder.

EXCHANGE OF CLASS B UNITS OF PZENA INVESTMENT MANAGEMENT, LLC

The 529,590 shares of Class A common stock registered hereby will be issued upon exchange of an equal number of Class B units which were previously granted to the holder pursuant to the Pzena Investment Management, LLC Amended and Restated 2006 Equity Incentive Plan and Pzena Investment Management, LLC Amended and Restated Bonus Plan. All such Class B units are held subject to the terms and conditions of the operating agreement described below.

The operating agreement of Pzena Investment Management, LLC, dated as of October 30, 2007 and as amended on March 24, 2010 and March 5, 2012, sets forth the terms and conditions of exchanges of Class B units for shares of our Class A common stock. Pursuant to this operating agreement, each holder of Class B units may exchange up to 15% of its Class B units for an equivalent number of shares of our Class A common stock on a date designated by us each year, subject to certain restrictions set forth in the operating agreement, including, but not limited to the following:

(i)   No Class B unit may be exchanged until the first day after the first anniversary of the date of original issuance of such Class B unit.

(ii)   No Class B unit issued after October 30, 2007 and prior to March 5, 2012 may be exchanged prior to March 6, 2013. This includes all 529,590 Class B units that may be exchanged for shares of Class A common stock pursuant to this registration statement.

(iii)   No holder of Class B units will be entitled to exchange any Class B units for shares of Class A common stock if such exchange would be prohibited under applicable federal or state securities laws or regulations.

In order to exercise its exchange rights, a holder of Class B units must provide written notice to us that such holder desires to exchange a stated number of Class B units for an equal number of shares of Class A common stock. This written notice must be accompanied by instruments of transfer, in forms satisfactory to us and American Stock Transfer & Trust Company, as the transfer agent for the Class A common stock, duly executed by the holder or its duly authorized attorney and transfer tax stamps or funds therefor if such shares will be issued in a name other than that of the holder of the Class B units exchanged. Delivery of the written notice and instruments of transfer must be made during normal business hours to the principal executive office of Pzena Investment Management, Inc. or our transfer agent.

PLAN OF DISTRIBUTION

This prospectus relates to the issuance from time to time of up to 529,590 shares of our Class A common stock to holders of up to an equal number of Class B units of Pzena Investment Management, LLC. The shares of Class A common stock registered under this prospectus will only be issued to the extent that holders of Class B units of Pzena Investment Management, LLC exchange such Class B units. We will not receive any cash proceeds from the issuance of any of our shares of Class A common stock upon an exchange of such Class B units, but we will acquire the Class B units exchanged for shares of our Class A common stock that we issue to an exchanging holder.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated statement of financial condition of Pzena Investment Management, Inc. as of December 31, 2011, and the related consolidated statements of operations, changes in equity, and cash flows for the year then ended, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 have been incorporated by reference in this prospectus and registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated statements of financial condition of Pzena Investment Management, Inc. as of December 31, 2010, and the related consolidated statements of operations, changes in equity, and cash flows of Pzena Investment Management, Inc. for the years ended December 31, 2010 and December 31, 2009, that have been incorporated by reference in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

On April 5, 2011, after a competitive proposal process, the Audit Committee approved the engagement of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011. In connection with the selection of KPMG LLP on April 5, 2011, the Audit Committee decided not to renew the engagement of Ernst & Young LLP as the Company's independent registered public accounting firm.

During the years ended December 31, 2010 and 2009 and for the period from January 1, 2011 to April 5, 2011, neither the Company nor anyone on its behalf had consulted with KPMG LLP with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither a written report nor oral advice was provided to the Company that KPMG LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

The reports of Ernst & Young LLP on the Company's consolidated financial statements for the years ended December 31, 2010 and 2009 did not contain an adverse opinion or a disclaimer of an opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2010 and 2009 and for the period from January 1, 2011 to April 5, 2011, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements for such years.

During the years ended December 31, 2010 and 2009 and for the period from January 1, 2011 to April 5, 2011, there were no reportable events (as defined in Item 304(a)(1)(iv) of Regulation S-K).

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to 'incorporate by reference' information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Because we are incorporating by reference our future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some or all of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded.

We file electronically with the SEC our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Our SEC file number is 001-33761. These reports are available free of charge through our website as soon as reasonably practicable after we electronically file or furnish them to the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. The SEC's website can be found at *http://www.sec.gov*.

Each document or report subsequently filed by us pursuant to Section 13 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of such document. We incorporate by reference the following information that has been filed with the SEC:

- our annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 14, 2012;

- our quarterly report on Form 10-Q for the quarterly period ended March 31, 2012, filed with the SEC on April 27, 2012;

- our quarterly report on Form 10-Q for the quarterly period ended June 30, 2012, filed with the SEC on July 27, 2012;

- our quarterly report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the SEC on November 5, 2012;

- our current reports on Form 8-K filed with the SEC on January 9, 2012, February 10, 2012, March 7, 2012, April 9, 2012, May 7, 2012, May 21, 2012, June 7, 2012, July 9, 2012, July 26, 2012, August 7, 2012, August 31, 2012, September 7, 2012, September 18, 2012, October 9, 2012, November 2, 2012, November 15, 2012, December 7, 2012, January 7, 2013, and February 7, 2013; and

- the description of our Class A common stock, which is contained in the registration statement on Form 8-A filed with the SEC on October 23, 2007.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. We will provide this information upon written or oral request and at no cost to the requester. Requests for this information must be made to our General Counsel, Joan Berger, at 120 West Forty Fifth Street, New York, NY 10036, or by telephone at (212) 355-1600.



PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. *Other Expenses of Issuance and Distribution.*

The following table sets forth the estimated costs and expenses payable by Pzena Investment Management, Inc. (the "Registrant") in connection with the Class A common stock being registered hereby. All the amounts shown are estimates, except for the SEC registration fee.

SEC Registration Fee	$ 444.25
Accounting Fees and Expenses	10,000.00
Legal Fees and Expenses	5,000.00
Miscellaneous Expenses	1,000.00
Total	$ 16,444.25

Item 15. *Indemnification of Directors and Officers.*

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("Delaware Law") provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of, such corporation), by reason of the fact that such person is, or was, an officer, director, employee or agent of such corporation, or is, or was, serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually, and reasonably incurred, by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the corporation's best interests and, for any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by, or in the right of, the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

In accordance with Section 102(b)(7) of Delaware Law, the Registrant's Amended and Restated Certificate of Incorporation contains a provision to limit the personal liability of its directors' violations of their fiduciary duty. This provision eliminates each director's liability to the Registrant and its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Registrant or to its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. In addition, the Registrant's Amended and Restated Certificate of Incorporation authorizes it to purchase and maintain insurance to protect the Registrant and any of its directors, officers, employees or agents, or another business entity, against any expense, liability or loss incurred by him or her in any such capacity, or arising out of his or her status as such, regardless of whether the Registrant would have the power to indemnify such person under its bylaws or Delaware Law.

The Registrant maintains directors and officers' liability insurance, which covers directors and officers against certain claims or liabilities arising out of the performance of their duties, and it intends to maintain this insurance in place. In addition, the Registrant has entered into indemnification agreements with each of its directors. These agreements provide, in general, that the Registrant indemnify, and pay expenses on behalf of, these persons to the fullest extent permitted by applicable law.

The indemnification provisions noted above may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities arising under the Securities Act, as amended.

Item 16. *Exhibits*.

Exhibit Number	Exhibits
4.1	Specimen Certificate for the Class A Common Stock of Pzena Investment Management, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to the Form S-1 filed by Pzena Investment Management, Inc. on October 22, 2007)
4.2	Resale and Registration Rights Agreement, dated October 30, 2007, by and among Pzena Investment Management, Inc. and the Holders named on the signature pages thereto (incorporated by reference to Exhibit 4.3 to the Form 10-Q filed by Pzena Investment Management, Inc. on December 5, 2007)
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (filed herewith)
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm (filed herewith)
23.2	Consent of KPMG LLP, independent registered public accounting firm (filed herewith)
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
24.1	Powers of Attorney for Messrs. Goetz, Galbraith, Greenblatt, Meyerowich and Tysoe (included on signature pages hereto)

Item 17. *Undertakings*.

    a.   The undersigned registrant hereby undertakes:

    1.   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        i.   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        ii.   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

        iii.   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    Provided however, that: paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

    2.   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3.   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    4.   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

    If the registrant is relying on Rule 430B:

        A.   Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

        B.   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

5.   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

b.   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 28, 2013.


PZENA INVESTMENT MANAGEMENT, INC.

By: /s/ Gary J. Bachman

Name: Gary J. Bachman

Title: *Chief Financial Officer*


POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that Messrs. Goetz, Galbraith, Greenblatt, Meyerowich, and Tysoe constitute and appoints Richard S. Pzena and Gary J. Bachman, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to the Registration Statement on Form S-3 of the Company, including post-effective amendments, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Richard S. Pzena Richard S. Pzena	Chairman of the Board of Directors, Chief Executive Officer and Co-Chief Investment Officer (Principal Executive Officer)	February 28, 2013
/s/ Gary J. Bachman Gary J. Bachman	Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2013
/s/ John P. Goetz John P. Goetz	Director, President and Co-Chief Investment Officer	February 28, 2013
/s/ William L. Lipsey William L. Lipsey	Director, President and Head of Marketing and Client Services	February 28, 2013
/s/ Steven M. Galbraith Steven M. Galbraith	Director	February 28, 2013
/s/ Joel M. Greenblatt Joel M. Greenblatt	Director	February 28, 2013
/s/ Richard P. Meyerowich Richard P. Meyerowich	Director	February 28, 2013
/s/ Ronald W. Tysoe Ronald W. Tysoe	Director	February 28, 2013

Exhibit Number	Exhibits
4.1	Specimen Certificate for the Class A Common Stock of Pzena Investment Management, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to the Form S-1 filed by Pzena Investment Management, Inc. on October 22, 2007)
4.2	Resale and Registration Rights Agreement, dated October 30, 2007, by and among Pzena Investment Management, Inc. and the Holders named on the signature pages thereto (incorporated by reference to Exhibit 4.3 to the Form 10-Q filed by Pzena Investment Management, Inc. on December 5, 2007)
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (filed herewith)
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm (filed herewith)
23.2	Consent of KPMG LLP, independent registered public accounting firm (filed herewith)
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
24.1	Powers of Attorney for Messrs. Goetz, Galbraith, Greenblatt, Meyerowich and Tysoe (included on the signature pages hereto)